AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

1.1        DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited condensed interim financial statements (“Interim Financial Statements”) of Amarc Resources Ltd. (“Amarc”, or the “Company”) for the three and nine months ended December 31, 2016, and the Company’s audited financial statements for the year ended March 31, 2016 and related MD&A, which are publicly available on SEDAR at www.sedar.com. All monetary amounts herein are expressed in Canadian Dollars ("CAD") unless otherwise stated.

The Company reports in accordance with International Financial Reporting Standards ("IFRS"). The following disclosure and associated Interim Financial Statements are presented in accordance with IFRS. This MD&A is prepared as of February 24, 2017.

Cautionary Note to Investors Concerning Forward-looking Statements

This presentation includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc’s projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc’s projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, the exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

Cautionary Note to Investors Concerning Estimates of Inferred Resources:

This discussion uses the term "inferred resources". The Company advises investors that although this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

1.2        OVERVIEW

Amarc is a BC-based mineral exploration and development company with an experienced and successful management team. It is focused on advancing the 100% owned IKE Project, a major new porphyry copper-molybdenum discovery combined with at least four nearby and drill-ready, major porphyry copper deposit targets. As well, Amarc has recently acquired a 100% interest in the JOY and DUKE porphyry copper projects, also in British Columbia (“B.C.”). The Company is applying for drill permits for all of the 7 major porphyry copper targets it now owns and is planning how best to prioritize and finance the development of these exceptional discovery-stage targets. Amarc’s goal is to develop a whole new generation of BC porphyry copper mines.

LOCATION OF THE COMPANY'S IKE, DUKE AND JOY PROJECTS

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

Amarc has made a significant new porphyry copper-molybdenum-silver discovery at its 100% owned IKE property, which is located in southern BC in proximity to mining infrastructure, power, rail and highways. The IKE discovery, together with the surrounding district of additional prospective porphyry copper (±gold±molydenum±silver) deposit targets that remain to be drill tested, have the potential to possess the grades and resources necessary to develop into an important new BC mining camp. Amarc has secured extensive mineral claims in the region to cover these compelling deposit targets, as well as potential infrastructure sites.

All 21 holes drilled at the IKE deposit have intersected long intervals of chalcopyrite and molybdenite mineralization over an increasingly broad area measuring 1,200 metres east-west by 1,000 metres north-south and extending to depths of over 500 metres, that remains open to expansion. Grades returned compare favourably to the range of copper equivalent grades at operating BC porphyry copper mines. Geological, geophysical and geochemical surveys completed by Amarc, combined with information from sporadic historical exploration in the region by previous operators, have defined four important-scale porphyry copper targets nearby to IKE, and three more newly emerging porphyry copper and precious metal deposit targets for follow-up.

Amarc has secured a 100% interest in the DUKE mineral property as well as extensive adjacent mineral claims over nearby second-order exploration targets. DUKE is located 80 kilometres northeast of Smithers BC, within the well-known Babine porphyry-copper district and 30 kilometres north of former porphyry copper-gold-silver, Bell and Granisle mines operated by Noranda Minerals Inc. The property is accessible via a network of resources roads and power extends to the former Bell mine.

DUKE was intermittently explored between 1965 and 2010 with geochemical, IP and magnetometer surveys and 30 shallow diamond drill holes. Potentially economic porphyry mineralization was encountered by drill holes over an area of 800 metres by 400 metres which is open laterally in several directions. Eighty percent of the holes drilled to a maximum of 124 metres vertical depth in this mineralized area bottomed in porphyry copper mineralization. Additionally, IP survey results indicate a significant area of prospective ground has yet to be drilled. Targets are ready for drill testing.

Amarc has also secured a 100% interest in the JOY Project which is considered is to be an extension to the prolific Kemess porphyry gold-copper district located approximately 25 kilometres to the south. The JOY property is accessed by helicopter from seasonal roads that come within 0.5 kilometres of the JOY property boundary, or from the Kemess mine site located 25 kilometres due south. Power also extends to the Kemess mine site and its 300-person camp.

Recorded prospecting-style geochemical surveys work on the JOY claims began in 1968 and continued intermittently through to 2004, but no ground geophysical surveys or drilling have been done and there has been little geological mapping. However, a number of porphyry copper-gold and epithermal silver-gold deposit targets are clearly evident across the mineral property. Compilation of all historical sampling along with a recently completed confirmation soil survey at site, has revealed the presence of an outstanding 7 km2 porphyry copper-gold deposit target, named Deposit Target 1, that is ready for drill testing.

Amarc is committed to working constructively with governments and stakeholders towards the responsible development it’s projects, while contributing to the sustainable development of local communities. Work programs are planned to achieve high levels of environmental performance and local benefits, including providing opportunities for employment, contracting and training for local people. The Company is working hard to support government's consultation duties to assist with timely and fair decision making. Amarc is committed to meaningful and constructive engagement with First Nation communities and is open to comprehensive and progressive agreements at the early discovery-stage of project development. The Company believes that the best outcome is always achieved in the atmosphere of openness, constructive discussions, and mutual respect from all interested parties.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

The IKE and the Granite, Juno and Galore District Properties (collectively the IKE Project)

Amarc has a 100% interest in the IKE, Granite, Juno and Galore Properties.

The IKE discovery, together with the surrounding district of additional prospective porphyry copper (±molybdenum±silver±gold) targets that remain to be drill tested, have the potential to possess the grades and resources necessary to develop into an important new BC mining camp. In addition to the main IKE mineral property, Amarc has secured extensive mineral claims in the region to cover these compelling deposit targets, as well as potential infrastructure sites.

IKE Deposit

The IKE deposit is located approximately 33 kilometres northwest of the historical mining communities of Gold Bridge and Bralorne, in couth-central BC. Core drilling of the IKE deposit is located above tree line within large and barren cirques. Although current access to the site is by helicopter, there is good infrastructure in the region. Mainline logging roads leading northwest from Gold Bridge extend to within 13 km of the southern extent of the IKE property. Power, railways and highways are all available in the area of Gold Bridge and the regional towns of Lillooet and Pemberton.

At IKE, limited historical drilling indicated the presence of a mineral system with characteristics that are favorable for the development of a viable porphyry copper-molybdenum-silver deposit. Three key historical drill holes (81-2, 11-1 and 11-2) spaced over 220 metres intercepted long intervals of continuous, chalcopyrite and molybdenite mineralization with encouraging grades. These intersections include: 116 metres of 0.44% copper equivalent (CuEQ) comprising 0.29% Cu and 0.043% Mo; 182 metres of 0.41% CuEQ comprising 0.31% Cu, 0.022% Mo and 1.9 g/t Ag; and 64 metres of 0.51% CuEQ, comprising 0.37% Cu, 0.024% Mo and 4.7 g/t Ag. All three of these historical holes ended in mineralization.

This year, 1,923 metres of core drilling was completed at IKE in 3 drill holes. Two of the holes (16020 and 16021) were collared in the southern part of the IKE deposit-area and returned grades that compare favourably to the range of copper equivalent grades at operating BC porphyry copper mines. A single drill hole (16019), located 800 metres west of the IKE deposit, intercepted intervals of low grade copper and molybdenum over its 477 metres length. Drill results listed below continue to confirm the importance of the IKE copper-molybdenum-silver porphyry discovery.

All 21 holes drilled by Amarc at IKE (2014-9 holes; 2015-9 holes; 2016-3 holes for a total of 12,360 metres) have intersected long intervals of chalcopyrite and molybdenite mineralization over an increasingly broad area measuring 1,200 metres east-west by 1,000 metres north-south, and extending to depths of over 500 metres. This major new discovery remains open to expansion in all lateral directions and to depth. Notable the drilling completed to date has tested only a portion of the over 6 km2 IKE hydrothermal system.

Highlights from the 2014, 2015 and 2016 drill programs include:

•	247 metres of 0.41% CuEQ[1] @ 0.28% Cu, 0.030% Mo and 2.0 g/t Ag
•	123 metres of 0.41% CuEQ @ 0.32% Cu, 0.017% Mo and 2.5 g/t Ag
•	92 metres of 0.40% CuEQ @ 0.31% Cu, 0.020% Mo and 2.1 g/t Ag
•	194 metres of 0.47% CuEQ @ 0.30% Cu, 0.046% Mo and 0.8 g/t Ag

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

•	308 metres of 0.39% CuEQ @ 0.26% Cu, 0.032% Mo and 1.8 g/t Ag
•	97 metres of 0.45% CuEQ @ 0.32% Cu, 0.030% Mo and 2.2 g/t Ag
•	124 metres of 0.45% CuEQ @ 0.34% Cu, 0.022% Mo and 3.2 g/t Ag
•	214 metres of 0.37% CuEQ @ 0.26% Cu, 0.023% Mo and 2.2 g/t Ag
•	592 metres of 0.44% CuEQ @ 0.30% Cu, 0.032% Mo and 2.1 g/t Ag
•	86 metres of 0.47% CuEQ @ 0.33% Cu, 0.032% Mo and 2.2 g/t Ag
•	111 metres of 0.36% CuEQ @ 0.30% Cu, 0.010% Mo and 2.3 g/t Ag
•	148 metres of 0.53% CuEQ @ 0.39% Cu, 0.030% Mo and 2.9 g/t Ag
•	287 metres of 0.38% CuEQ @ 0.30% Cu, 0.017% Mo and 2.2 g/t Ag

1Copper equivalent (CuEQ) calculations use metal prices: Cu US$2.25/lb, Mo US$8.00/lb and Ag US$17.00/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.

Assay results from all of Amarc's 2014, 2015 and 2015 drill holes are summarized in the table below on the following page. In addition, a drill plan, cross sections, maps and further results are presented in the corporate presentation on the Amarc website at http://www.amarcresources.com.

Like many major porphyry deposits, IKE formed in a very active, multi-stage hydrothermal system that was extensive and robust. Geological mapping and logging of diamond drill core at IKE indicate the deposit is hosted entirely by multi-phase intrusive rocks. Its overall geological setting is similar to that of many important porphyry belts along the Cordillera in North and South America. The footprint of the hydrothermal system at IKE is over six square kilometres.

At IKE, chalcopyrite and molybdenite mineralization occurs as fine to relatively coarse, mostly discrete grains, mainly as disseminations and less commonly in fractures and veins. Multi-element analyses have returned consistently and unusually low concentrations of metallurgically or environmentally deleterious elements. These characteristics, and the generally low concentrations of pyrite at IKE, suggest excellent potential to produce clean, good-grade copper and molybdenum concentrates by standard flotation processing.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

IKE DISCOVERY TABLE OF 2014, 2015 and 2016 DRILL CORE ASSAY RESULTS4

Drill Hole ID	Dip (°)	Azim (°)	EOH Incl. (m)	From (m)	To (m)	Int. [1,2] (m)	CuEQ (%)	Cu [3] (%)	Mo (%)	Ag (g/t)
IK14001	-45	0	742.2	55.0	213.7	158.7	0.37	0.27	0.020	2.5
				242.0	489.0	247.0	0.41	0.28	0.030	2.0
			incl.	242.0	275.0	33.0	0.43	0.35	0.011	4.1
			incl.	284.6	362.5	77.9	0.43	0.31	0.027	2.0
			incl.	372.9	395.2	22.3	0.43	0.25	0.045	1.7
			incl.	404.1	489.0	84.9	0.48	0.30	0.045	1.7
				528.0	634.6	106.6	0.28	0.23	0.009	1.9
IK14002	-45	100	551.1	57.3	180.1	122.8	0.41	0.32	0.017	2.5
				206.0	494.6	288.6	0.39	0.24	0.038	1.6
			incl.	206.0	440.0	234.0	0.42	0.26	0.040	1.7
			and	206.0	364.0	158.0	0.44	0.26	0.046	1.7
			and	368.5	440.0	71.5	0.40	0.27	0.031	1.7
				521.7	551.1	29.4	0.42	0.15	0.076	0.6
IK14003	-60	180	419.4	10.2	102.0	91.8	0.40	0.31	0.020	2.1
				282.0	365.0	83.0	0.19	0.08	0.029	0.7
IK14004	-50	90	388.6	128.0	189.0	61.0	0.27	0.13	0.036	0.9
IK14005	-60	0	772.7	32.0	80.0	48.0	0.27	0.23	0.007	1.4
				269.4	552.3	282.9	0.43	0.29	0.038	0.7
			incl.	269.4	463.2	193.8	0.47	0.30	0.046	0.8
				602.9	616.1	13.2	0.33	0.29	0.009	0.6
IK14006	-45	90	681.8	9.0	75.0	66.0	0.25	0.21	0.008	1.3
				124.0	574.3	450.3	0.36	0.24	0.028	1.7
			incl.	124.0	432.2	308.2	0.39	0.26	0.032	1.8
			and	124.0	207.8	83.8	0.42	0.31	0.026	2.2
			and	216.4	258.0	41.6	0.42	0.30	0.024	2.8
			and	381.9	432.2	50.4	0.69	0.35	0.088	1.8
			incl.	441.9	490.0	48.1	0.44	0.27	0.044	1.8
				671.0	681.8	10.8	0.33	0.28	0.007	2.0
IK14007	-60	90	688.5	7.9	24.9	17.0	0.30	0.22	0.020	1.1
				139.5	167.0	27.5	0.24	0.06	0.051	0.5
				223.0	274.0	51.0	0.22	0.05	0.048	0.5
				304.0	411.9	107.9	0.23	0.12	0.030	0.7
IK14008	-45	90	788.8	135.4	168.0	32.6	0.30	0.24	0.009	2.0
				233.0	258.5	25.5	0.33	0.23	0.023	1.5
				278.1	567.0	288.9	0.36	0.27	0.022	1.6
			incl.	287.7	384.3	96.6	0.45	0.32	0.030	2.2
			incl.	418.7	462.8	44.0	0.38	0.31	0.015	1.8
			incl.	484.0	564.0	80.0	0.38	0.30	0.018	1.6
				605.0	648.0	43.0	0.25	0.20	0.012	1.0
IK14009	-45	270	376.1	10.5	200.0	189.5	0.23	0.16	0.018	1.1
			incl.	10.5	98.0	87.5	0.28	0.20	0.019	1.4
IK15010	-45	88	615.0	207.0	417.0	210.0	0.40	0.30	0.018	2.9
			incl.	207.0	268.0	61.0	0.40	0.31	0.016	2.9
			incl.	293.0	417.0	124.0	0.45	0.34	0.022	3.2
			and	293.0	358.0	65.0	0.53	0.39	0.028	3.7
			and	378.0	417.0	39.0	0.41	0.32	0.016	2.9
				444.0	603.0	159.0	0.28	0.22	0.011	2.1

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

Drill Hole ID	Dip (°)	Azim (°)	EOH Incl. (m)	From (m)	To (m)	Int. [1,2] (m)	CuEQ (%)	Cu [3] (%)	Mo (%)	Ag (g/t)
IK15011	-45	88	486.3	20.1	60.0	40.0	0.42	0.31	0.023	2.5
IK15012	-45	88	675.0	213.0	516.0	303.0	0.34	0.25	0.018	2.1
			incl.	213.0	286.0	73.0	0.33	0.28	0.008	2.2
			incl.	301.9	516.0	214.2	0.37	0.26	0.023	2.2
			and	301.9	371.3	69.4	0.45	0.32	0.028	3.0
			and	423.0	516.0	93.0	0.39	0.29	0.022	2.0
				549.5	558.0	8.5	0.47	0.35	0.026	3.0
IK15013	-45	88	693.3	33.0	693.3	660.3	0.41	0.28	0.030	2.0
			incl.	75.0	666.5	591.5	0.44	0.30	0.032	2.1
			and	75.0	99.0	24.0	0.42	0.24	0.044	1.9
			and	129.0	300.5	171.5	0.44	0.32	0.025	2.2
			and	435.5	666.5	231.0	0.56	0.37	0.045	2.7
IK15014	-45	88	480.9	249.7	335.2	85.5	0.47	0.33	0.032	2.2
IK15015	-50	268	423.3	312.3	420.3	108.0	0.41	0.15	0.067	1.5
			incl.	312.3	378.3	66.0	0.51	0.19	0.085	1.9
IK15016	-45	88	483.3	243.0	369.3	126.3	0.27	0.14	0.031	1.5
			incl.	285.0	360.3	75.3	0.29	0.17	0.029	1.7
IK15017	-45	88	441.3	15.0	75.0	60.0	0.29	0.26	0.005	1.6
				201.0	355.7	154.7	0.30	0.17	0.031	1.1
			incl.	240.0	355.7	115.7	0.33	0.18	0.039	1.2
IK15018	-45	88	441.3	138.0	159.0	21.0	0.33	0.25	0.016	1.5
				201.0	312.4	111.4	0.36	0.30	0.010	2.3
			incl.	216.0	288.3	72.3	0.43	0.35	0.013	2.5
			and	216.0	243.3	27.3	0.51	0.42	0.015	2.6
				471.3	730.5	259.2	0.25	0.20	0.010	1.3
			incl.	471.3	540.3	69.0	0.33	0.25	0.017	1.8
			and	651.3	730.5	79.2	0.29	0.23	0.012	1.5
IK16019	-45	85	477.0	201.9	222.0	20.1	0.27	0.16	0.022	1.9
IK16020	-45	85	699.0	123.0	156.0	33.0	0.36	0.27	0.019	1.8
				314.5	462.0	147.5	0.53	0.39	0.030	2.9
				549.0	596.2	47.2	0.51	0.20	0.082	2.5
IK16021	-45	80	747.0	81.0	126.0	45.0	0.26	0.24	0.003	1.2
				174.0	201.0	27.0	0.37	0.25	0.028	2.3
				219.8	288.0	68.3	0.32	0.22	0.019	2.5
				340.3	627.3	287.0	0.38	0.30	0.017	2.2
			incl.	340.3	432.0	91.7	0.43	0.30	0.027	2.7
			incl.	479.1	555.0	75.9	0.48	0.39	0.018	2.3

Notes:
1 Widths reported are drill widths, such that the true thicknesses are unknown.
2 All assay intervals represent length weighted averages.
3 Copper equivalent (CuEQ) calculations use metal prices: Cu US$2.25/lb, Mo US$8.00/lb and Ag US$17.00/oz. Metallurgical recoveries and net smelter returns are assumed to be 100%.
4 Some figures may not sum exactly due to rounding.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

IKE District Targets

Important-scale porphyry copper (± gold ± molybdenum ± silver) deposit targets proximal to the IKE discovery were indicated by both Amarc’s exploration in 2014 and 2015, and reports from sporadic historical exploration in the region by previous operators. During the 2016 field season, these targets were evaluated by geochemical and geophysical surveys with the goal of establishing and prioritizing porphyry copper deposit targets for drilling. In addition, Amarc completed comprehensive regional geological mapping of the central 130 km2 of the IKE district in order to fully comprehend the overall mineral potential of the region.

The surveys have defined a number of significant porphyry copper deposit targets and, in addition, potential precious metal epithermal deposit targets. These deposit targets are located along, to a few km inboard of, the contact of the northeastern margin of the Coastal Plutonic Complex (“CPC”) with older volcano-sedimentary rocks. In general, porphyry, porphyry-related and epithermal mineralization located closer to the CPC contact tends to be more gold-bearing whereas deposits such as IKE that lie inboard of the CPC contact are copper-molybdenum dominated.

All results from Amarc’s district-wide, geophysical, geochemical and geological surveys are presented in the Company’s corporate presentation on Amarc’s website. Summary descriptions of the main district targets are provided below.

Mad Major

The Mad Major porphyry copper target, located 6 kilometres east of IKE, is associated with an approximately 10 km2 copper-molybdenum-tungsten geochemical anomaly, as compared to a similar style 6 km2 anomaly at IKE. Within this target area, talus fines and rock chip geochemical sampling have collectively defined an anomaly characterized by high concentrations of copper and molybdenum, combined with anomalous concentrations of tungsten and extensive potassic alteration. Like the IKE deposit, copper mineralization is hosted by multiple intrusive phases. Notably, continuous talus fines samples collected over a length of 3.5 kilometres across the anomalous area returned copper concentrations in the range of 0.10% to 0.50%, and as high as 0.80% . Some 1 kilomtre east of these talus fines, six reconnaissance composite chip samples, each collected over lengths of approximately 30 metres, returned copper results of 0.15% to 0.22% . The Mad Major porphyry copper-molybdenum target is ready for exploration drilling.

OMG

The OMG porphyry copper deposit target is located just to the north of Mad Major, and 5 kilometers northeast of IKE. This covered target is characterized by a 4 kilometre by 3 kilometre oval-shaped magnetic low - a unique feature that stands out and disrupts the regional magnetic trend. A 4 km2 IP chargeability anomaly is coincident with the magnetic low and remains open to expansion. This intriguing magnetic low may well represent a felsic intrusion or hydrothermal alteration; both features are prospective for porphyry-style mineralization, especially given the coincident IP chargeability anomaly, indicating the presence of sulphide mineralization.

Reconnaissance geochemical samples collected over this IP chargeability anomaly have returned anomalous concentrations of copper, molybdenum and silver. There is no historical drilling reported in the OMG area and no rock outcrops have been noted. The geological setting, combined with the results of Amarc’s geophysical and geochemical surveys indicate an important-scale, covered porphyry copper deposit target that is ready for exploration drilling.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

Rowbottom

The Rowbottom porphyry deposit target is located 4.5 kilometres north-northwest of IKE and 2.5 kilometres south of the known Empress porphyry copper-gold deposit. An historical estimate, not categorized as prescribed by National Instrument 43-101, of about 10 million tonnes grading 0.61% Cu and 0.79 g/t Au was reported in 1991 for Empress. Sufficient work to classify the Empress estimate as a current mineral resource or mineral reserve has not been completed by a qualified person, and Amarc is not treating the historical estimate as current.

Eleven historical percussion holes have been drilled in the Rowbottom area and eight of these intercepted porphyry copper mineralization. All of these holes were shallow (generally ± 60 metres) with a number of holes terminating in mineralization. The best holes intersected 56 metres of 0.53% CuEQ5 @ 0.41% Cu and 0.034% Mo, 55 metres of 0.35% CuEQ @ 0.25% Cu and 0.028% Mo, and 88 metres of 0.38% CuEQ @ 0.36% Cu and 0.006% Mo. Notably, although the historical drill samples were analysed only for copper and molybdenum, the presence of gold in Amarc’s surface samples indicates the potential for the Rowbottom porphyry system to be gold-bearing.

This year, an IP survey confirmed a chargeability anomaly measuring 1.3 kilometres by 1 kilometre outwards from the mineralized historical percussion holes. This anomaly is unconstrained to the west. The Rowbottom porphyry deposit target is ready for delineation drilling.-

-------------------------------------------------
5 Copper equivalent (CuEQ) calculations use metal prices: Cu US$2.25/lb and Mo US$8.00/lb. Metallurgical recoveries and net smelter returns are assumed to be 100%.

Quinn

Quinn is a newly emerging porphyry copper-gold-silver target located between Rowbottom and the Empress deposit, where regional mapping identified intermittently exposed copper mineralized felsic intrusions. Talus fines and rock chip samples over this target area have defined an extensive multi-element copper-gold-silver anomaly over an area of approximately 3 kilometres by 2 kilometres. Two reconnaissance composite chip samples collected from outcrop, each over lengths of about 50 metres, grade 0.28% Cu and 0.08 g/t Au and 0.32% Cu and 0.36 g/t Au. The Quinn target requires confirmation by surface IP surveys, followed by exploration drilling.

Buzzer

The Buzzer porphyry copper-gold target is located 6 kilometres north of IKE and 3.5 kilometres northwest of OMG. Historical drilling at Buzzer has returned some significant intervals of copper, gold, silver and molybdenum, including 65 metres of 0.60 CuEQ6 @ 0.34% Cu, 0.18 g/t Au, 6.2 g/t Ag and 0.019% Mo, and 44 metres of 1.24% CuEQ @ 0.67% Cu, 0.50 g/t Au, 5.3 g/t Ag and 0.045% Mo. Although this mineralization appears closed off by historical drilling, IP surveys conducted by Amarc over a covered area 800 metres north of the known Buzzer mineralization has defined an open-ended 2.5 kilometre long by 600 metre wide IP chargeability anomaly which is now ready for drill testing.

--------------------------------------------------
6 Copper equivalent (CuEQ) calculations use metal prices: Cu US$2.25/lb, Au US$1,100/oz, Ag US$17.00/oz and Mo US$8.00/lb. Metallurgical recoveries and net smelter returns are assumed to be 100%.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

Mewtwo

At Mewtwo, an historical ASTER satellite survey outlined a prominent, north-northwest trending zone of kaolinite-illite alteration coincident with a rhyolite dyke swarm located west of the IKE deposit. Talus fines and rock chip samples have outlined a 5.5 kilometre long silver-lead-zinc±gold geochemical anomaly. Two selected rock grab samples in this area returned 173 g/t and 505 g/t Ag. This extensive silver (± gold) epithermal-style anomalous zone requires further exploration to determine its importance.

Amarc is working with governments, First Nations and stakeholders toward the responsible development of the IKE Project, while protecting water and other natural resources in the project area and making contributions to the sustainability of local communities.

The Company is committed to progressive Health & Safety protocols to protect the well-being of its employees and contractors. It has a zero tolerance for alcohol and drugs. In 2016, Amarc contracted a specialized consultant, Jim Douglas of Raven Rescue, to review its Health & Safety program. Douglas stated: “Amarc’s culture of safety is truly impressive. Project Managers, Supervisors, Contractors and Employees seem to be very well engaged.” The Company’s commitment to regulatory compliance and environmental responsibility informs every aspect of its exploration activities, from program planning and permitting, through to exploration program implementation and reclamation. The Company employs a range of progressive practices to ensure that any impacts associated with the exploration activities are minor, localized and temporary. These practices have included, for example, full helicopter-support of all field programs in order to avoid drill road-building and stream crossings, environmental monitoring systems, water quality sampling and the plugging of all drill holes. In addition, Amarc has voluntarily cleaned up some historical exploration camps abandoned by previous operators in the IKE region, removing by helicopter about 2.25 tonnes of waste materials including 30 empty fuel drums.

Amarc manages an ongoing program of outreach to local communities, stakeholders and First Nations and advances an agenda that supports the delivery of shared prosperity. In addition to one-on-one and small group meetings, the Company’s efforts include the provision of jobs, training programs, contract opportunities, capacity funding and sponsorship of community events.

In 2016, engagement with local First Nations contributed to the development of several capacity building programs consistent with Amarc’s Local Benefits Policy, including:

  Partnering with a First Nation to supply core boxes for the exploration program consistent with an Agreement signed between Amarc and a First Nation; and
  Collaboration on a Job Skills Workshop and a First Aid Training Certification initiative with another First Nation.

In addition, Aboriginal and local community members comprised about 40% of Amarc site team in 2016, while approximately 70% of contracts let were awarded to local and regional-based companies. The Company also sponsored community events such as the Cariboo Aboriginal Youth Hockey Championship, and assisted with enhancements to the Bralorne community baseball field.

Amarc remains open to establishing progressive agreements with local First Nations that provide for shared decision making through project planning committees and participation in the Board, ownership possibilities, and meaningful economic benefits in relation to development of the IKE property. Amarc is working to advance these comprehensive partnership discussions at the earliest stages of project development based on a view that the best outcomes are achieved in a climate of respect and mutual understanding, constructive dialogue and common interest.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

Amarc proactively supports government’s duty to consult First Nations, to contribute to meaningful engagement opportunities and facilitate timely, fair and defensible permitting. After a rigorous review process, the Company in 2016 timely received two five-year, area-based permits for early-stage, exploration activities at the IKE property and surrounding district prior to the field season. A 50-hole drill permit and deemed authorization for 40 line-kilomtres of IP surveys at IKE, as well as 230 line-kilometres of IP surveys at the Mad Major, OMG, Rowbottom and Buzzer targets, provide Amarc with regulatory certainty and operational flexibility. After providing draft applications to First Nation for an initial review period Amarc recently applied to the provincial government for permits to drill up to 300 core holes within up to a 5 year period at IKE.

IKE District Property Agreements

The mineral claims comprising the Juno property were staked and are owned 100% by Amarc.

The material terms of the former agreement with and the terms under which Thompson Creek Metals Inc. (“Thompson Creek”) relinquished its option to earn up to a 50% interest in the IKE Project, and the three mineral property acquisition agreements relating to the IKE and district properties are set out below. The remaining royalties held by the respective vendors referenced have been capped or can be purchased by Amarc (in the $2 million to $4 million range).

Agreement with Thompson Creek

On September 3, 2015 Amarc announced it entered into an agreement (the "Agreement") with Thompson Creek (now a wholly owned subsidiary of Centerra Gold Inc.) pursuant to which Thompson Creek may acquire, through a staged investment process within five years, a 30% ownership interest in mineral claims and crown grants covering the IKE copper-molybdenum-silver porphyry deposit and the surrounding district. Under the terms of the Agreement, Thompson Creek also has an option, after acquiring its 30% interest, to acquire an additional 20% interest in the IKE Project, subject to certain conditions, including the completion of a Feasibility Study.

Under the terms of the Agreement, Thompson Creek can earn an initial 30% interest in the Project under a Stage 1 Option by funding $15 million of expenditures before December 31, 2019, of which $3 million for 2015 and the $2 million for 2016 have been funded. For each $5 million of project expenditures funded, Thompson Creek will incrementally earn a 10% ownership interest. As of July 14, 2016, Thompson Creek had funded $5 million in project expenditures and as such had earned a 10% ownership interest in the IKE, Granite and Juno properties and the right to earn a 10% interest in the Galore Property (see below). Stage 1 Option expenditures can be accelerated by Thompson Creek at its discretion. Amarc will remain as operator during the Stage 1 earn-in period.

If Thompson Creek fully exercises the Stage 1 Option, Thompson Creek will have a one-time right under a Stage 2 Option to elect to earn an additional 20% ownership interest in the IKE Project (for a total 50% ownership interest). To fulfill its obligations under the Stage 2 Option, Thompson Creek must commit to fund and complete a Feasibility Study for the IKE Project that could serve as the basis for a decision by an internationally recognized financial institution to finance the development of a mining project. This Feasibility Study must be completed within a two-year period, which can be extended to three years under certain conditions. While completing the Feasibility Study work under the Stage 2 Option, Thompson Creek would also be required to meet all other expenditures necessary to maintain and advance the Project.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

Thompson Creek will become operator upon initiation of the Stage 2 Option period, and will remain operator so long as it holds a 50% interest. When Thompson Creek has concluded its’s earn-in period, the parties expect to form a joint venture to further develop the IKE Project provided that Thompson Creek earns a minimum 10% interest. Amarc will remain operator of the Project in the instance that Thompson Creek does not earn a 50% interest.

During both the Stage 1 and Stage 2 Option periods, Amarc will retain a ‘co-expenditure right’, whereby it can fund at its discretion additional expenditures on the IKE Project. Thompson Creek may elect to pay its 30% or 50% share of these additional expenditures upon completion of its Stage 1 Option and Stage 2 Option periods as the case may be, failing which its ownership interest would be reduced. Under the ‘co-expenditure right’ provision of the Agreement, the maximum amount that Amarc can recover from Thompson Creek on completion of the Stage 1 Option is capped at $6 million (i.e. 30% of $20 million). The maximum amount that Amarc can recover from Thompson Creek on completion of the Stage 2 Option is capped at $10 million (i.e. 50% of $20 million).

On January 11, 2017 Amarc announced that Thompson Creek, having been acquired by gold-focused Centerra Gold Inc, has relinquished its option to earn up to a 50% interest in the IKE Project. Thompson Creek having acquired a 10% participating interest in the IKE Project by investing $6 million in exploration programs undertaken in 2015 and 2016, has elected to exchange its participating interest for a 1% Conversion Net Smelter Royalty from mine production; capped at a total of $5 million. As a result, Amarc has re-acquired a 100% interest in the IKE Project.

Agreement with the Optionors

Amarc holds a 100% interest in the IKE property. In December 2013, the Company entered into an Option and Joint Venture Agreement (the "IKE Agreement") with Oxford Resources Inc. ("Oxford"), whereby the Company acquired the right to earn an 80% ownership interest in the IKE property by making cash payments totaling $125,000, issuing 300,000 shares, and by incurring approximately $1.86 million in exploration expenditures on or before November 30, 2015.

In July 2014 the IKE Agreement was amended and Oxford assigned all of its interest in the IKE property, and the underlying option agreement with respect to the IKE property, to Amarc and converted its ownership interest in the IKE property to a 1% Net Smelter Return (“NSR”) royalty in consideration of a $40,000 cash payment. The 1% NSR royalty can be purchased at any time for $2 million (payable in cash or common shares of Amarc at the Company’s sole election). The maximum aggregate amount payable under the NSR is $2 million.

As a result of the foregoing, Amarc had the right to acquire a 100% ownership interest in the IKE property directly from two unrelated individuals (formerly the underlying owners and now the “Optionors”) by making a cash payment of $40,000 (completed), issuing 100,000 shares (completed), and by incurring approximately $1.86 million in exploration expenditures (completed) on or before November 30, 2015.

The Optionors retain a 2% NSR royalty. Amarc has the right to purchase half of the royalty (1%) for $2 million ($1 million of which is payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) at any time prior to commercial production. In addition, Amarc has the right to purchase the other half of the royalty (1%) for $2 million ($1 million of which is payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) prior to December 31, 2018. Minimum advance royalty payments of $25,000 (payable in cash, Amarc common shares, or any such combination, at Amarc's discretion) to the Optionors annually commenced on December 31, 2015.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

Amarc has agreed that upon completion of a positive feasibility study, Amarc will issue 500,000 common shares to the Optionors.

Granite Property Agreement

In August 2014, the Company entered into a purchase agreement with Great Quest Fertilizers Ltd. ("Great Quest"), whereby the Company can purchase a 100% ownership interest in the Granite property on or before November 30, 2014 by making staged cash payments totalling $400,000 (completed).

Great Quest holds a 2% NSR royalty on the property which can be purchased for $2 million, on or before commercial production (payable in cash, Amarc common shares, or any such combination, at Amarc’s discretion). In addition, there is an underlying 2.5% NSR royalty on certain mineral claims, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

Galore Property Agreement

In July 2014, the Company entered into an option and joint venture agreement (the “Galore Option Agreement”) with Galore Resources Inc. ("Galore"), whereby the Company acquired the right to earn an initial 51% ownership interest in the Galore property by incurring $3 million in exploration expenditures within five years ($1.5 million of which may be in recordable assessment credits not directly incurred on the property), and by making staged cash payments up to a maximum of $450,000 (50% of which may be payable in Amarc common shares). Amarc may thereafter acquire an additional 19% ownership interest, for a total 70% ownership interest, by incurring $2 million in exploration expenditures within two years. Upon exercise of the initial or additional option (collectively, the “Galore Option”), Galore and Amarc have agreed to form either a 51/49 or a 70/30 joint venture, as the case may be.

The Galore mineral tenure is comprised of five claim groups and is subject to five underlying option agreements, each of which provides the relevant underlying owner with a 1.5% NSR royalty (collectively, the “NSR Royalties”) each of which may be purchased for $250,000 on or before December 31, 2024, and a 10% net profits interest royalty (collectively, the “NPI Royalties”) each of which may be purchased at any time until December 31, 2024 for $400,000 less any amount of an NPI Royalty already paid.

In July 2016, the Company entered into a second option agreement (the “Second Option Agreement”) whereby the Company acquired the right, separate and apart from the Galore Option (the “Second Option”) to acquire 100% of Galore’s rights in and to the Galore property in consideration of the payment to Galore of $550,000 on a staged basis on or before January 16, 2018. Under the terms of the Second Option Agreement, upon exercise of the Second Option and the Company acquiring 100% of the Galore property, the Galore Option Agreement will terminate and be of no further force and effect.

In addition, in July 2016, the Company also reached an agreement with the underlying owners of the Galore property whereby the Company obtained the right to acquire all of the underlying owners’ residual interest in and to the Galore property, including the five NSR Royalties and the five NPI Royalties, in consideration of the payment of $100,000 ($80,000 completed) on a staged basis on or before January 16, 2018, subject to the Company exercising the Second Option.

During the Second Option exercise period, all cash payment and exploration expenditure requirements set out in the Galore Option Agreement shall cease to apply, including with respect to all cash payments payable to the underlying owners.

In January 2017 Amarc announced that it has exercised the Second Option and has acquired a 100% interest in the Galore property from Galore, clear of any royalties to Galore, by making a final payment of $280,000. This transaction marks the successful completion by Amarc of a series of property dealings to acquire 100% of the entire IKE Project.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

The DUKE Property

Amarc has secured a 100% interest in the DUKE mineral property as well as extensive adjacent mineral claims over nearby second-order exploration targets. DUKE is located 80 kilometres northeast of Smithers BC, within the well-known Babine porphyry-copper district, 30 kilometres north of former mines (Bell and Granisle) operated by Noranda Minerals Inc. between 1966 and 1992, and producing a total of 1.1 billion pounds of copper, 634,000 ounces of gold and 3.5 million ounces of silver1. DUKE is also just 10 kilometres northeast of the Morrison Deposit, a 225 million tonne copper-gold-molybdenum porphyry deposit with a completed Feasibility Study2.

The property is accessible from Smithers by road and an industrial-scale barge crossing of Babine Lake from the town of Granisle. A longer, all-road commute is available from Fort St. James, 150 kilometres to the southeast. Power extends to the former Bell mine.

DUKE was intermittently explored between 1965 and 2010 with geochemical, IP and magnetometer surveys and 30 shallow diamond drill holes. Extensive glacial cover precludes geological surveys and hinders geochemical survey interpretation, but most of the holes drilled intersected significant lengths of porphyry-style mineralization that remains open both laterally and to depth. For example, DDH-14, intersected 87 metres of 0.40% Cu, 0.021% Mo, 2.2 g/t Ag and 0.05 g/t Au from 29 metres to the end of the hole. Another hole, DDH-02, located 430 metres southeast of DDH-14 intersected 107 metres of 0.30% Cu, 0.011% Mo, 1.2 g/t Ag, and 0.06 g/t Au from 30 metres. Porphyry mineralization was encountered by drill holes over an area of 800 metres by 400 metres which is open laterally in several directions. The average vertical depth of all holes drilled in this mineralized area is 90 metres, with the deepest being only 124 metres. Eighty percent of the holes drilled in this mineralized area bottomed in porphyry copper mineralization. Additionally, IP survey results indicate a significant area of prospective ground has yet to be drilled.

Amarc intends to engage early with First Nations and develop a permit application to submit to the provincial government for drilling at DUKE.

Notes:
1. MINFILE Number 093L 146 and 093M 001 MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.
2. Pacific Booker Minerals Inc. news release February 27, 2009.

Duke Property Agreement

In November, 2016, the Company entered into a purchase agreement with a private company owned by director Robert A. Dickinson to purchase a 100% working interest in the DUKE property (16 mineral claims) at the vendor’s direct cost of $169,238.

There are no royalties associated with the DUKE property.

The JOY Property

Amarc has acquired 100% of the JOY mineral claims, subject only to an underlying NSR royalty from production which is capped at $3.5 million. JOY is located 310 kilometres north-northwest of Mackenzie in an area of moderate topography in the Kemess District of north-central BC which is one of BC’s best areas for the discovery of precious metals rich porphyry and epithermal deposits. The JOY property is accessed by helicopter from seasonal roads that come within 0.5 kilometres of the JOY property boundary, or from the Kemess mine site located 25 kilometre due south. Power also extends to the Kemess mine site and its 300-person camp.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

The Kemess District is well-known to Amarc’s technical team, as Hunter Dickinson Inc. (“HDI”), with whom Amarc is associated, is credited as the first company to recognize its true porphyry potential – acquiring both the early-stage Kemess South and Kemess North prospects into their operated company, El Condor Resources, and developing them into significant porphyry copper-gold deposits before that company was taken over. Northgate Minerals went on to produce 3 million ounces of gold and 780 million pounds of copper over a 12-year period to 20103 (Kemess South), and AuRico Metals recently announced a 628 metres intercept grading 0.53 g/t Au and 0.41% Cu4 (Kemess East). Amarc considers the JOY porphyry copper-gold deposit target to be an extension to the prolific Kemess porphyry gold-copper district.

Geological timing is key to making a discovery of a major copper-gold porphyry deposit in the Kemess region with a close overlap in time between porphyry copper-gold mineralization (ca. 203-194 Ma) and the Black Lake Intrusions (ca. 205-191 Ma). An ideal setting for discovery occurs at JOY with the Jock Creek Pluton, one of the Black Lake Intrusions, located in the north-central portion of the JOY property. The Jock Creek Pluton has been dated at 196.7 Ma, approximately the same age as the 199.6 Ma host of the Kemess South deposit, which hosted a 50,000 tonnes per day past producing mine.

Recorded prospecting-style work by various past operators on the JOY claims began in 1968 and continued intermittently through to 2004. Over 2,000 soil samples, 840 rock samples and 30 silt samples were collected, but no ground geophysical surveys or drilling have been done and there has been little geological mapping. However, a number of porphyry copper-gold and epithermal silver-gold deposit targets are clearly evident across the mineral property. Most importantly, compilation of all historical sampling along with a recently completed confirmation soil survey at site, has revealed the presence of a 7 km2 area of strong, coincident and overlapping soil and rock anomalies. This outstanding and important scale porphyry copper-gold deposit target is named Deposit Target 1. The extensive and coincident copper, molybdenum, gold, silver, lead and zinc soil anomalies outlining this target are interpreted to be reflecting a large and shallowly buried, copper-gold porphyry deposit.

Amarc intends to engage early with First Nations and develop permit applications to submit to the provincial government for IP surveys and drilling at JOY.

Notes:
3. MINFILE Number 094E 094, MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.
4. Aurico Metals news release November 8, 2016.

Joy Property Agreement

In November, 2016, the Company entered into a purchase agreement with a private company owned by director Robert A. Dickinson to purchase a 100% working interest in the JOY property (15 mineral claims) at the vendor’s direct cost of $335,862, which included required claim assessment filings.

The property is subject to an underlying NSR royalty from production which is capped at $3.5 million

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

Other Properties

Amarc’s focus with respect to its Newton and Galileo projects is to work towards venturing them out to third parties to further advance exploration.

The Blackwater District Properties – Galileo and Hubble

Amarc owns a 100% interest in the Galileo and Hubble properties, which are located within the Blackwater district, 75 kilometres southwest of Vanderhoof, BC.

The Company has completed an approximately 5,120 line kilometres of helicopter-borne, magnetic and electromagnetic geophysical survey over its Blackwater properties, from which epithermal gold-silver and porphyry gold-copper-type targets were identified for ground evaluation. At Galileo the results of more than 230 line kilometres of Induced Polarization (“IP”) ground geophysical surveys, combined with information from soil geochemical surveys and prospecting have identified four principle target areas with the potential to represent important sulphide systems for drill testing. Drill permits have been received.

The Galileo and Hubble properties are located approximately 17 to 35 kilometres from New Gold's Blackwater gold deposit (Proven and Probable Reserves of 344.4 million tonnes at an average grade of 0.74 g/t gold containing 8.2 million gold ounces, and 5.5 g/t silver containing 60.8 million silver ounces; New Gold news release December 12, 2013).

Amarc's Blackwater district properties lie approximately 75 kilometres southwest, of the town of Vanderhoof and 176 kilometres southwest of northern BC's regional hub city of Prince George. The area is characterized by subdued topography and is well served by existing transportation and power infrastructure and a skilled workforce, which supports an active exploration and mining industry.

Amarc has undertaken consultation with local First Nations. All parties worked together in a diligent manner in order to develop a positive work relationship.

The Newton Property

Amarc made a drill discovery at its 100% owned Newton bulk-tonnage gold-silver project in late 2009 and subsequently conducted exploration and delineation drilling at the deposit until June 2012.

An initial mineral resource estimate announced in September 2012, based on 24,513 metres of core drilling in 78 holes completed up to June 30, 2012, confirms that Newton is a significant bulk tonnage gold discovery that remains open to further expansion. At a 0.25 g/t gold cut-off, Inferred Mineral Resources comprise 111.5 million tonnes grading 0.44 g/t gold and 2.1 g/t silver, containing 1.6 million ounces of gold and 7.7 million ounces of silver.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

Inferred Mineral Resources at various cut-off grades are summarized in the table below.

NEWTON GOLD PROJECT – INFERRED MINERAL RESOURCES

Cut-Off Grade	Size	Grade		Contained Metal
(g/t Au)	Tonnage (000 t)	Gold (g/t)	Silver (g/t)	Gold (000 oz)	Silver (000 oz)
0.20	147,069	0.38	1.9	1,818	8,833
0.25	111,460	0.44	2.1	1,571	7,694
0.30	85,239	0.49	2.4	1,334	6,495
0.35	65,384	0.54	2.7	1,130	5,635
0.40	49,502	0.59	2.9	938	4,596

Notes:

1.

CIM definitions were followed for this mineral resource estimate. An "Inferred Mineral Resource" is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

2.	Inferred Mineral Resources were estimated using a long-term gold price of US$1,750 per ounce, a long-term silver price of US$25 per ounce, and a US$/C$ 1.00 exchange rate.
3.	Bulk density is 2.71 tonnes per cubic metre.
4.	Numbers may not add due to rounding.
5.	The Effective Date of the Mineral Resource is July 4, 2012; the Effective Date being defined as the date when Roscoe Postle Associates Inc. was in receipt of full data which informed the resource.

The Newton Inferred Mineral Resources was prepared using geostatistical methods by technical staff at Hunter Dickinson Inc. ("HDI") and audited by geological and mining consultants at Roscoe Postle Associates Inc. under the direction of Reno Pressacco, P. Geo., an independent Qualified Person. Sample preparation and analysis of drill core samples from Newton were completed at the ISO 9001:2008 accredited and ISO-IEC 17025:2005 accredited Acme Analytical Laboratories (Vancouver) Ltd. A technical report providing further details of the estimate has been filed on www.sedar.com.

The current Newton resource extends over an area of approximately 800 metres by 800 metres and to a depth of 560 metres, and is open to expansion to the northwest, west and to depth. It is located within the southeast segment of an extensive seven square kilometre sulphide system that is characterized by widespread gold enrichment indicating good potential for the development of substantial additional resources. This large, fertile mineral system extends well beyond the limits of the current resource and is largely concealed under shallow cover.

Newton exhibits key characteristics that typify significant hydrothermal gold deposits. The deposit lies within a large, gold-enriched epithermal system that formed approximately 72 million years ago contemporaneously with felsic volcanic and intrusive rocks, which were emplaced into a structurally-active graben environment. Gold, silver and associated base metal mineralization was precipitated with extensive zones of strong quartz-sericite alteration. The alteration types, metal associations and geological setting at Newton are nearly identical to those which characterize several major intrusion-related epithermal gold deposits in BC – including the important Blackwater-Davidson, and Snowfields deposits.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

Exploration and resource expansion potential are clearly indicated at Newton by the large scale of the hydrothermal system, the structurally- and magmatically-active nature of the geological setting at the time of mineralization, the intensity of the hydrothermal alteration and the strong, widespread metal anomalies that have been confirmed by widely-spaced wildcat drilling. In addition, the Newton deposit occupies only one portion of an extensive IP geophysics chargeability anomaly. It is important to note that, beyond the currently delineated Newton resource, anomalous concentrations of metals have been intersected in almost all exploration holes drilled on the property. Large portions of the system remain untested or have been tested only by widely-spaced reconnaissance drilling.

Amarc's Newton property is located some 100 kilometres west of the City of Williams Lake, BC, in a region characterized by gently rolling hills and other characteristics favorable for project development. The district is well served by existing transportation and power infrastructure and a skilled workforce, which support a number of operating mines, as well as late-stage mineral development and exploration projects.

Amarc has undertaken significant consultation with local First Nations. All parties worked together in a diligent manner in order to develop a positive work relationship.

Newton Property Agreement

Amarc holds a 100% interest in the Newton Property. Newton Gold Corp. holds a 5% net profits interest royalty. In addition, the mineral claims defined in an underlying agreement are subject to a 2% NSR royalty, which royalty may be purchased by Amarc for $2 million at any time. Advance NSR royalty payments of $25,000 per annum commenced on January 1, 2011.

Market Trends

Copper prices have been variable since late 2011 and averaged lower in each of the past four years. Prices were variable to improving in 2016. Late in 2016, copper prices began an uptrend that has been sustained so far in 2017, related to current and expected supply disruptions by some producers and potential for new demand, for example from infrastructure development in the USA. The recent closing price is US$2.72/lb.

The gold price was on for an uptrend to 2012, then decreased in 2013. Prices were variable in 2014 and 2015, and the average price decreased. Gold prices trended upward for most of 2016, with some variability from October to December which has continued in 2017. The recent closing price is US$1,242/oz.

Following increasing prices in 2010 and 2011, molybdenum prices were variable but weakening in 2012 and 2013. Prices increased from January to August 2014, then largely decreased over the next 18 months to the end of 2015. Prices improved in the first half of 2016, then dropped slightly and have been flat since that time, with a recent price of US$6.92/lb.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

Silver prices ranged from $26/oz and $35/oz between October 2011 and the end of 2012, then trended downward in 2013. Prices were variable, with the average annual price decreasing in both 2014 and 2015. Prices were variable to trending upward for most of 2016, then variable to decreasing in the latter part of the year. In 2017, silver prices have been variable to increasing, with a recent price of US$18.04/oz.

Average annual prices of copper, gold, molybdenum and silver for the past five years as well as the average prices so far in 2017 are shown in the table below:

Average metal price (US$)
Calendar year	Copper	Molybdenum	Gold	Silver
2012	3.61/lb	12.81/lb	1,670/oz	31.17/oz
2013	3.34/lb	10.40/lb	1,397/oz	23.82/oz
2014	3.11/lb	11.59/lb	1,264/oz	19.09/oz
2015	2.50/lb	6.73/lb	1,160/oz	15.69/oz
2016	2.21/lb	6.56/lb	1,251/oz	17.14/oz
2017 (to the date of this MD&A)	2.64/lb	6.92/lb	1,206/oz	17.17/oz

1.3        SELECTED ANNUAL INFORMATION

Not required for interim MD&A

1.4        SUMMARY OF QUARTERLY RESULTS

These amounts are expressed in thousands of Canadian Dollars, except per share amounts and the weighted average number of common shares outstanding. Minor differences are due to rounding.

			Fiscal Quarter Ended
	Dec 31,	Sep 30,	Jun 30,	Mar 31,	Dec 31,	Sep 30,	Jun 30,	Mar 31,
($ 000’s)	2016	2016	2016	2016	2015	2015	2015	2015
Net loss (income)	$147	$148	$118	$(2,430)	$925	$2,009	$615	$667
Basic and diluted loss (income) per share	$0.00	$0.00	$0.00	$(0.02)	$0.01	$0.02	$0.00	$0.01

The variations in net results over the fiscal quarters were caused be the Company’s mineral exploration and evaluation activities, which typically ramp-up in the summer during the 3rd calendar quarters. See the following section of the MD&A for other factors that have caused variations over the fiscal quarters. From the latter part of the quarter ended September 30, 2015, the IKE Project’s exploration and evaluation activities were funded by Thompson Creek. Accordingly, the Company recorded a cost recovery for the year-to-date period in the quarter ended March 31, 2016 that resulted in a net income during the quarter. During the subsequent quarters, cost recoveries relating to the IKE Project expenditures were recorded during the quarter they were incurred.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

1.5        RESULTS OF OPERATIONS

The Company recorded a substantial decrease in net loss of $0.8 million and $3.1 million respectively during the three and nine months ended December 31, 2016, due in large part to cost recoveries recorded during the period in respect of funding received from Thompson Creek for the expenditures relating to the IKE Project and to a reduction in exploration and administration expenses.

Expenditures/recoveries	Three months ended	Nine months ended
	December 31, 2016	December 31, 2016
Decrease in exploration and evaluation expenditures	$383,000	$70,000
Decrease in administrative expenditures	212,000	505,000
Increase in cost recoveries	264,000	2,218,000

As discussed in 1.2 Overview, the Company’s mineral exploration and evaluation activities were substantially focused on its IKE Project during the current and prior fiscal periods. The Interim Financial Statements provide a breakdown of the Company’s exploration and evaluation expenditures, which primarily related to the IKE Project. The Interim Financial Statements also provide a breakdown of the Company’s general and administration expenses for the period.

1.6        LIQUIDITY

Historically, the Company's sole source of funding has been provided from the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions, and from director loans. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding to finance the Company's ongoing operations.

As at December 31, 2016, the Company had $619,000 in cash.

During the nine months ended December 31, 2016, the Company received $3.0 million in cash from Thompson Creek under the IKE Agreement and $0.5 million in a director’s loan.

Further advancement and development of the Company’s mineral property interests will require additional funding from a combination of the Company’s shareholders, existing or potential new partners, and debt financing. As the Company is currently in the exploration stage, it does not have any revenues from operations. Therefore, the Company relies on funding from its partners for its continuing financial liquidity and the Company relies on the equity market and debt financing as sources of funding. The Company continues to focus on preserving its cash resources while maintaining its operational activities. The Company has no material capital lease obligations, operating leases or any other long-term obligations.

1.7        CAPITAL RESOURCES

The Company has no lines of credit or other sources of financing which have been arranged or utilized. The Company has no material "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8        OFF-BALANCE SHEET ARRANGEMENTS

None.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

1.9        TRANSACTIONS WITH RELATED PARTIES

The required quantitative disclosure is provided in the accompanying Interim Financial Statements, which are publicly available on SEDAR at www.sedar.com.

Hunter Dickinson Inc.

Description of the Relationship

Hunter Dickinson Inc. (“HDI”) and its wholly owned subsidiary Hunter Dickinson Services Inc. ("HDSI") are private companies established by a group of mining professionals engaged in advancing mineral properties for a number of publicly-listed exploration companies, one of which is the Company. The Company has 3 directors in common with HDSI, namely: Robert Dickinson, Ronald Thiessen, and Scott Cousens. Also, the Company’s President, Chief Financial Officer, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

Business Purpose of the Related Party Transactions

HDSI provides technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on an as-needed and as-requested basis from the Company.

HDSI also incurs third party costs on behalf of the Company. Such third party costs include, for example, directors and officers insurance, travel, conferences, and technology services.

As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients.

Measurement Basis Used

The Company procures services from HDSI pursuant to an agreement dated July 2, 2010. Services from HDSI are provided on a non-exclusive basis as required and as requested by the Company. The Company is not obligated to acquire any minimum amount of services from HDSI. The fees for services from HDSI are determined based on a charge-out rate for each employee performing the service and for the time spent by the employee. Such charge-out rates are agreed and set annually in advance.

Third party expenses are reimbursed to HDSI at cost, without markup.

Ongoing Contractual or Other Commitments Resulting from the Related Party Relationship

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

Transactions and Amounts Due to HDSI with HDSI during the Period

This disclosure is provided in the accompanying Interim Financial Statements which are publicly available on SEDAR at www.sedar.com.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

1.10      FOURTH QUARTER

Not applicable.

1.11      PROPOSED TRANSACTIONS

Except as discussed in this MD&A, there are no proposed transactions requiring disclosure under this section.

1.12      CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a venture issuer.

1.13      CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

There were no changes in accounting policies or new accounting policies adopted during the period covered by this MD&A.

1.14      FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying amounts of cash, amounts receivable, available-for-sale marketable securities, accounts payable and accrued liabilities, balance due to a related party, and loans payable to director approximate their fair values due to their short-term nature.

1.15      OTHER MD&A REQUIREMENTS

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1  ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

(a)	capitalized or expensed exploration and development costs	See 1.5 Results of Operations above.

(b)	expensed research and development costs	Not applicable.

(c)	deferred development costs	Not applicable.

(d)	general and administration expenses	See 1.5 Results of Operations above.

(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)	None.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

1.15.2  DISCLOSURE OF OUTSTANDING SHARE DATA

The following table details the share capital structure as of the date of this MD&A:

Number
Common shares	141,424,061

Share purchase warrants	15,555,555

1.15.3  DISCLOSURE CONTROLS AND PROCEDURES

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and that required information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

1.15.4  INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

1.15.5  LIMITATIONS OF CONTROLS AND PROCEDURES

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

1.16      RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. Briefly, these include the highly speculative nature of the mining industry characterized by the requirement for large capital investment from an early stage and a very small probability of finding economic mineral deposits. In addition to the general risks of mining, there are country-specific risks associated with operations, including political, social, and legal risk.

Due to the nature of the Company's business and the present stage of exploration and development of its projects, the Company may be subject to significant risks. Readers should carefully consider all such risks set out in the discussion below. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Exploration and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely on consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are:

•	the particular attributes of the deposit, such as size, grade and proximity to infrastructure;

•	metal prices, which may be volatile, and are highly cyclical; and

•	government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

The Company will carefully evaluate the political and economic environment in considering any properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's projects and any other properties the Company may acquire, or its operations. Such restrictions may have a material adverse effect on the Company's business and results of operation.

First Nations

Our properties are located within First Nations asserted traditional territories, and the exploration and development of these properties may affect, or be perceived to affect, asserted aboriginal rights and title, which has the potential to manifest permitting delays or opposition by First Nations communities.

The Company is working to establish positive relationships with First Nations. As part of this process the Company may enter into agreements commensurate with the stage of activity, with First Nations in relation to current and future exploration and any potential future production. This could reduce expected earnings.

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations and expects that its losses will continue for the foreseeable future. No deposit that has been shown to be economic has yet been found on the Company's projects. There can be no assurance that the Company will be able to acquire any additional properties. There can be no assurance that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company's projects and any other properties the Company may acquire, are added. The amounts and timing of expenditures will depend on:

•	the progress of ongoing exploration and development;

•	the results of consultants' analyses and recommendations;

•	the rate at which operating losses are incurred;

•	the execution of any joint venture agreements with strategic partners; and

•	the acquisition of additional properties and other factors, many of which are beyond the Company's control.

The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to incur losses unless and until such time as the projects the Company advances, or any other properties the Company may acquire, enter into commercial production and generate sufficient revenues to fund its continuing operations.

The development of mineral properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of the properties. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Additional Funding Requirements

The Company has limited working capital as at the current reporting date.

Further exploration on, and development of, the Company's projects will require additional resources and funding. The Company currently does not have sufficient funds to fully develop these projects.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

In addition, a positive production decision, if achieved, would require significant funding for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means.

There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

Competitors in the Mining Industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Amarc. Amarc faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than those that Amarc possesses. As a result of this competition, Amarc may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Amarc considers acceptable or at all.

Risks That Are Not Insurable

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Amarc may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increases in Amarc's operating expenses which could, in turn, have a material adverse effect on Amarc's financial position and its results of operations. Although Amarc maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Amarc might elect not to insure itself against such liabilities due to high premium costs or other reasons. In these events, Amarc could incur significant liabilities and costs that could materially increase Amarc's operating expenses.

Environmental Matters

All of the Company's operations will be subject to environmental regulations, which can make operations more expensive or potentially prohibit them altogether.

The Company may be subject to the risks and liabilities associated with potential pollution of the environment and the disposal of waste products that could occur as a result of its activities.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

All of the Company's activities are or will be subject to regulation under one or more environmental laws and regulations. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to become economically unattractive at that time.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry, may have a significant adverse impact on the market price of the securities of the Company. Shares of the Company are suitable only for those who can afford to lose their entire investment. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

Certain of the Company's directors and officers may serve as directors or officers of other companies or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where these directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Payment of Dividends Unlikely

There is no assurance that the Company will pay dividends on its shares in the near future. The Company will likely require all its funds to further the development of its business.

Lack of Revenues; History of Operating Losses

The Company does not have any operational history or earnings and has incurred net losses and negative cash flow from its operations since incorporation. Although the Company will hope to eventually generate revenues, significant operating losses are to be anticipated for at least the next several years and possibly longer. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

General Economic Conditions

Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of its shares.

Reliance on Key Personnel

The Company will be dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

AMARC RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE NINE MONTHS ENDED DECEMBER 31, 2016

Furthermore, as part of the Company's growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, assimilate or retain qualified personnel in the future, which would adversely affect its business.

Changes in Federal and Provincial Government Rules, Regulations or Agreements, or Their Application, May Negatively Affect the Company’s Ownership Rights, Its Access to or Its Ability to Advance the Exploration and Development of its Mineral Properties

The federal and provincial governments currently have in place or may in the future implement laws, regulations, policies or agreements that may negatively affect the Company’s ownership rights with respect to its mineral properties or its access to the properties. These may restrain or block the Company’s ability to advance the exploration and development of its mineral properties or significantly increase the costs and timeframe to advance the properties.